                                                            Exhibit 12
                                    Conectiv
                                    --------

                       Ratio of Earnings to Fixed Charges
                       ----------------------------------
                             (Dollars in Thousands)



                                        Twelve Months         Twelve Months Ended December 31,
                                            Ended       ---------------------------------------------
                                       March 31, 1999      1998        1997        1996       1995
                                       ---------------  ---------   ---------   ---------   ---------
Net income                                $205,874       $153,201    $101,218    $107,251    $107,546
                                       ---------------   ---------   ---------   ---------   ---------

Income taxes                               139,057        105,817      72,155      78,340      75,540
                                       ---------------   ---------   ---------   ---------   ---------

Fixed charges:
 Interest on long-term debt                143,185        133,796      78,350      69,329      65,572
 Other interest                             29,854         26,199      12,835      12,516      10,353
 Preferred stock dividend
  requirements of subsidiaries              19,496         17,871      10,178      10,326       9,942
                                       ---------------   ---------   ---------   ---------   ---------
Total fixed charges                        192,535        177,866     101,363      92,171      85,867
                                       ---------------   ---------   ---------   ---------   ---------

Nonutility capitalized interest             (2,351)        (1,444)       (208)       (311)       (304)
                                       ---------------   ---------   ---------   ---------   ---------

Earnings before income taxes
 and fixed charges                        $535,115       $435,440    $274,528    $277,451    $268,649
                                        ===============  =========   =========   =========   =========


Total fixed charges shown above           $192,535       $177,866    $101,363    $ 92,171     $85,867
Increase preferred stock dividend
 requirements of subsidiaries to
 a pre-tax amount                            4,918          4,901       3,065       6,025       6,243
                                       ---------------   ---------   ---------   ---------   ---------
Fixed charges for ratio computation       $197,453       $182,767    $104,428    $ 98,196    $ 92,110
                                       ===============   =========   =========   =========   =========

Ratio of earnings to fixed charges            2.71           2.38        2.63        2.83        2.92
                                       ---------------   ---------   ---------   ---------   ---------

For purposes of computing the ratio, earnings are net income plus income taxes and fixed charges, less nonutility capitalized interest. Fixed charges consist of interest on long- and short-term debt, amortization of debt discount, premium, and expense, preferred stock dividend requirements of subsidiaries, and interest on leases. Preferred dividend requirements for purposes of computing the ratio have been increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements.